             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
                     (Amendment No. 18)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
        UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                Chris-Craft Industries, Inc.
                      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
      $1.00 per share; Class B Common Stock, par value
 $.50 per share; and Common Stock, par value $.50 per share
               (Title of Class of Securities)


          170520-30-8; 170520-50-6;  and  170520-10-0
                       (CUSIP Number)










Check the following box if a fee is being paid with this
statement [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


               (Continued on following pages)

CUSIP No. 170520-30-8,     13G       Page 2 of 6 Pages
          170520-50-6, and
          170520-10-0,

1)  Name of Reporting Person:  Herbert J. Siegel
    SS or IRS Identification No. of Above Person:

          S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

               5)   Sole Voting Power:  156,811 shares of
                    $1.40 Convertible Preferred Stock,
                    3,337,220 shares of Class B Common
                    Stock, and 5,244,119 shares
Number of           of Common Stock
Shares Bene-   6)   Shared Voting Power:  246 shares of
ficially            $1.40 Convertible Preferred Stock,
Owned by            534,396 shares of Class B Common Stock,
Each Reporting      and 1,124,165 shares of Common Stock
Person with    7)   Sole Dispositive Power:  156,811 shares
                    of $1.40 Convertible Preferred Stock,
                    3,337,225 shares of Class B Common
                    Stock, and 5,248,762 shares of Common
                    Stock
               8)   Shared Dispositive Power:  1,232,966
                    shares of Class B Common Stock
                    and 1,232,966 shares of Common Stock

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 157,057 shares of $1.40 Convertible Preferred Stock, 4,945,447 shares of Class B Common Stock, and 7,442,116 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          62.0% of $1.40 Convertible Preferred Stock, 44.1% of Class B Common Stock, and 25.4% of Common Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Herbert J. Siegel

Item 2(b). Address of Principal Business Office or, if none, Residence:
                 Chris-Craft Industries, Inc.
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I

               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               21.28180 shares of Class B Common Stock and
               10.64091 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 31.92271 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                    I ($1.40 Convertible Preferred Stock) --
                      170520-30-8

                    II (Class B Common Stock) -- 170520-50-6

                    III (Common Stock) -- 170520-10-0

Item 3.   If this statement is filed pursuant to Rules 13d-
          1(b), or 13d-2(b), check whether the person is a:
          Inapplicable.

Item 4.   Ownership.

                         I              II           III

                         $1.40
                         Convert-
                         ible           Class B
                         Preferred      Common        Common
                         Stock          Stock         Stock
(a)  Amount Beneficially
     Owned (1):          157,057        4,945,447(2)  7,442,116(3)

(b)  Percent of Class
     (outstanding at
     December 31, 1996)
     (4):                 62.0%         44.1%         25.4%

 (c)  Number of shares as
     to which such person
     has:

    (i)  sole power to
    vote or to direct
    the vote             156,811        3,337,220     5,244,119

    (ii)  shared power to
    vote or to direct
    the vote                 246          534,396     1,124,165


   (iii)  sole power to
    dispose or to direct
    the disposition of    156,811       3,337,225     5,248,762

    (iv)  shared power to
    dispose or to di-
    rect the disposi-
    tion of                  --         1,232,966     1,232,966


(1) The figures exclude 65,944 shares of Class B Common Stock owned by Mr. Siegel's wife. At December 31, 1996 (a) the Trustee of the Chris-Craft Employees' Stock Purchase Plan held 587,512 shares of Common Stock, 370,026 shares of Class B Common Stock, and 246 shares of $1.40 Convertible Preferred Stock, and (b) the Trustees under the Chris-Craft Profit Sharing Plan held 159,135 shares of Class
     B Common Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. Mr. Siegel is a member of the Committee under the Stock Purchase Plan and is a Trustee of the Profit Sharing Plan. Therefore, the total numbers of shares held at December 31, 1996 by the Stock Purchase Plan and the Profit Sharing Plan are included in the figures.

(2) Includes 3,342,455 shares issuable upon conversion of $1.40 Convertible Preferred Stock and 1,073,831 shares held in a family trust, as to which Mr. Siegel shares disposition power with his wife, but his wife has sole voting power.

(3) Includes 212,180 shares issuable upon exercise of an option exercisable within 60 days after December 31, 1996 and 6,616,676 shares issuable upon conversion of(i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1995 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1996 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of the stock option referred to in Note (3).

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on
          By the Parent Holding Company.
          Inapplicable.

Item 8. Identification and Classification of Members of the Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1997



/s/ Herbert J. Siegel
     Signature



Herbert J. Siegel
     Name/Title